16 November 2004

Warner Chilcott plc

Companies Act 1985 (the "Act") - Part VI

Warner Chilcott plc (the "Company") has received notification that as at 12 November 2004, Barclays PLC has a notifiable interest in the Company of 11.13%, based on the issued share capital of 187,454,227.